

Mail Stop 4631

July 21, 2009

Howard L. Brown
Chief Financial Officer
Ahern Rentals, Inc.
4241 South Arville Street
Las Vegas, Nevada 89103

> **Re:** **Ahern Rentals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 333-128688**

Dear Mr. Brown:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

General

1.   We note the penultimate paragraph of your response letter; however, an authorized company representative must directly provide the Tandy representations. The company should submit on EDGAR a separate letter including the Tandy representations.

Item 6. Selected Financial Data, page 19

2.   We note your response to prior comment 2. Since you also present the non-GAAP measure to illustrate your compliance with covenants in your credit agreements, please revise future filings to clarify this purpose and to include the disclosures discussed in our answer to FAQ #10 found on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Item 7. Management's Discussion and Analysis, page 21
Recent Developments, page 23

3.   Please identify your operating segments as defined in paragraph 10 of SFAS 131 and demonstrate to us that they are economically similar (ie. that they exhibit similar long-term financial performance) and can be aggregated under paragraph 17 of SFAS 131.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Bret Johnson at (202) 551-3753, Anne McConnell at (202) 551-3709, or me at (202) 551-3768 if you have questions regarding our comments.

                                                Sincerely,

                                                John Cash
                                                Accounting Branch Chief